LOS ANGELES
MIAMI
NUEVA YORK
PALO ALTO
WASHINGTON, D.C.

BERLÍN
BRATISLAVA
BRUSELAS
BUDAPEST
DRESDEN
DÜSSELDORF
ESTAMBUL
ESTOCOLMO
FRANKFURT
HAMBURGO
HELSINKI
LONDRES
MILÁN
MOSCÚ
PARÍS
PRAGA
ROMA
VARSOVIA

WHITE & CASE
S.C.
ABOGADOS

TORRE OPTIMA
PASEO DE LAS PALMAS 405 - 5° PISO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO, D.F., MÉXICO

TELÉFONO: (5255) 5540-9600
TELEFAX: (5255) 5540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
CIUDAD DE HO CHI MINH
HONG KONG
JAKARTA
SHANGHAI
SINGAPUR
TOKIO

BAHRAIN
JEDDAH
RIYADH

CIUDAD DE MÉXICO
SÃO PAULO

JOHANNESBURGO



File Number 82-3142

May 29, 2003

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142


PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, (the "Act") previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the first quarter of 2003, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the following information made public to investors through EMISNET, an electronic financial information system of the BMV:

1. Information regarding resolution on the Gigante-Blanco conflict, dated April 3, 2003.

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the press release dated April 30, 2003 regarding the Company's first quarter 2003 results.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Gisele L. Bonnici

Enclosures

cc: Fernando Salmerón M.
Manuel Cullen (without enclosures)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** Quarter: 1 Year: 2003

GRUPO GIGANTE, S.A. DE C.V.

A

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**21,028,709**	100	**20,366,692**	100
2	**CURRENT ASSETS**	**6,337,903**	**30**	**5,654,365**	**28**
3	CASH AND SHORT-TERM INVESTMENTS	420,470	2	600,962	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	307,269	1	205,216	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,194,685	6	598,658	3
6	INVENTORIES	4,099,853	19	3,933,514	19
7	OTHER CURRENT ASSETS	315,626	2	316,015	2
8	**LONG-TERM**	**158,406**	**1**	**143,445**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	158,406	1	143,445	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**13,992,376**	**67**	**14,016,236**	**69**
13	PROPERTY	13,082,569	62	12,743,835	63
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	6,426,530	31	6,044,799	30
16	ACCUMULATED DEPRECIATION	5,653,500	27	5,099,342	25
17	CONSTRUCTION IN PROGRESS	136,777	1	326,944	2
18	**DEFERRED ASSETS (NET)**	**508,840**	**2**	**482,389**	**2**
19	**OTHER ASSETS**	**31,184**	**0**	**70,257**	**0**
20	**TOTAL LIABILITIES**	**8,886,815**	100	**8,043,254**	100
21	**CURRENT LIABILITIES**	**7,125,404**	**80**	**6,528,013**	**81**
22	SUPPLIERS	3,772,831	42	3,667,836	46
23	BANK LOANS	2,409,500	27	1,333,176	17
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	86,841	1	95,081	1
26	OTHER CURRENT LIABILITIES	856,232	10	1,431,920	18
27	**LONG-TERM LIABILITIES**	**589,189**	**7**	**549,615**	**7**
28	BANK LOANS	500,000	6	528,200	7
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	89,189	1	21,415	0
31	**DEFERRED LOANS**	**1,172,222**	**13**	**965,626**	**12**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,141,894**	100	**12,323,438**	100
34	**MINORITY INTEREST**	**42,451**		**44,294**	
35	**MAJORITY INTEREST**	**12,099,443**	100	**12,279,144**	100
36	**CONTRIBUTED CAPITAL**	**8,486,870**	70	**8,484,640**	69
37	PAID-IN CAPITAL STOCK (NOMINAL)	104,651	1	104,685	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,127,376	18	2,127,315	17
39	PREMIUM ON SALES OF SHARES	6,254,843	52	6,252,640	51
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,612,573**	**30**	**3,794,504**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	12,475,154	103	12,124,954	98
43	REPURCHASE FUND OF SHARES	1,525,088	13	1,523,045	12
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(10,486,943)	(86)	(10,034,658)	(81)
45	NET INCOME FOR THE YEAR	99,274	1	181,163	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**420,470**	**100**	**600,962**	**100**
46	CASH	414,719	99	488,045	81
47	SHORT-TERM INVESTMENTS	5,751	1	112,917	19
18	**DEFERRED ASSETS (NET)**	**508,840**	**100**	**482,389**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	112,661	22	54,947	11
49	GOODWILL	396,179	78	427,442	89
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**7,125,404**	**100**	**6,528,013**	**100**
52	FOREING CURRENCY LIABILITIES	442,559	6	360,222	6
53	MEXICAN PESOS LIABILITIES	6,682,845	94	6,167,791	94
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER		0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0	0	0
56	CURRENT MATURITIES OF BONDS		0	0	0
26	**OTHER CURRENT LIABILITIES**	**856,232**	**100**	**1,431,920**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	856,232	100	1,431,920	100
27	**LONG-TERM LIABILITIES**	**589,189**	**100**	**549,615**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	589,189	100	549,615	100
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**89,189**	**100**	**21,415**	**100**
63	OTHER LOANS WITH COST	0	0	21,415	100
64	OTHER LOANS WITHOUT COST	89,189	100	0	0
31	**DEFERRED LOANS**	**1,172,222**	**100**	**965,626**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,172,222	100	965,626	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(10,486,943)**	**100**	**(10,034,658)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(250,439)	(2)	(250,439)	(2)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(10,236,504)	(98)	(9,784,219)	(98)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(787,501)	(873,648)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	554	515
75	EMPLOYERS (*)	12,552	11,966
76	WORKERS (*)	19,828	19,490
77	CIRCULATION SHARES (*)	977,447,505	977,768,148
78	REPURCHASED SHARES (*)	8,641,967	8,120,967

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,533,391**	**100**	**7,351,991**	**100**
2	COST OF SALES	5,959,340	79	5,738,830	78
3	**GROSS INCOME**	**1,574,051**	**21**	**1,613,161**	**22**
4	OPERATING	1,381,386	18	1,370,152	19
5	**OPERATING INCOME**	**192,665**	**3**	**243,009**	**3**
6	TOTAL FINANCING COST	13,907	0	(32,051)	0
7	**INCOME AFTER FINANCING COST**	**178,758**	**2**	**275,060**	**4**
8	OTHER FINANCIAL OPERATIONS	9,596	0	10,676	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**169,162**	**2**	**264,384**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	66,592	1	79,391	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**102,570**	**1**	**184,993**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**102,570**	**1**	**184,993**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**102,570**	**1**	**184,993**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	4,180	0	(989)	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**98,390**	**1**	**185,982**	**3**
19	NET INCOME OF MINORITY INTEREST	(884)		4,819	0
20	**NET INCOME OF MAJORITY INTEREST**	**99,274**	**1**	**181,163**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**7,533,391**	**100**	**7,351,991**	**100**
21	DOMESTIC	6,999,002	93	7,225,551	98
22	FOREIGN	534,389	7	126,440	2
23	TRANSLATED INTO DOLLARS (***)	49,682	1	11,755	0
6	**TOTAL FINANCING COST**	**13,907**	**100**	**(32,051)**	**100**
24	INTEREST PAID	101,783	732	58,946	184
25	EXCHANGE LOSSES	10,061	72	12,459	39
26	INTEREST EARNED	939	7	4,078	13
27	EXCHANGE PROFITS	4,369	31	13,360	42
28	GAIN DUE TO MONETARY POSITION	(92,629)	(666)	(86,018)	(268)
8	**OTHER FINANCIAL OPERATIONS**	**9,596**	**100**	**10,676**	**100**
29	OTHER NET EXPENSES (INCOME) NET	9,596	100	10,676	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**66,592**	**100**	**79,391**	**100**
32	INCOME TAX	22,462	34	30,885	39
33	DEFERED INCOME TAX	42,418	64	46,898	59
34	WORKERS' PROFIT SHARING	1,712	3	1,608	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2003**

GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	7,509,504	7,320,582
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	31,480,650	32,042,914
39	OPERATION INCOME (**)	634,269	1,120,057
40	NET INCOME OF MAYORITY INTEREST(**)	266,862	663,444
41	NET CONSOLIDATED INCOME (**)	266,450	690,881

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**98,390**	**185,982**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	125,810	158,255
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**224,200**	**344,237**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(289,698)	(1,292,126)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(65,498)**	**(947,889)**
6	CASH FLOW FROM EXTERNAL FINANCING	289,309	1,346,138
7	CASH FLOW FROM INTERNAL FINANCING	3,168	582
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**292,477**	**1,346,720**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(102,494)**	**(303,015)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	124,485	95,816
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	295,985	505,146
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	420,470	600,962

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**125,810**	**158,255**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	167,460	158,255
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(41,650)	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(289,698)**	**(1,292,126)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	420,371	507,589
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,185,856	366,831
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(59,236)	(184,850)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,653,650)	(1,902,525)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(183,039)	(79,171)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**289,309**	**1,346,138**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	289,309	1,333,176
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	24,193
27	(-) BANK FINANCING AMORTIZATION	0	(7,257)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	(3,974)
7	**CASH FLOW FROM INTERNAL FINANCING**	**3,168**	**582**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	191	(6)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	2,977	588
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(102,494)**	**(303,015)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,815)	(143,445)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(79,962)	(159,849)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(20,717)	279

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.31	%	2.53	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	2.21	%	5.40	%
3	NET INCOME TO TOTAL ASSETS (**)	1.27	%	3.39	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	94.14	%	46.25	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.50	times	1.57	times
7	NET SALES TO FIXED ASSETS (**)	2.25	times	2.29	times
8	INVENTORIES ROTATION (**)	4.53	times	5.24	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3	days	2	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.90	%	23.44	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	42.26	%	39.49	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.73	times	0.65	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.98	%	4.48	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	4.21	%	3.92	%
15	OPERATING INCOME TO INTEREST PAID	1.89	times	4.12	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.54	times	3.98	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.89	times	0.87	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.31	times	0.26	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.71	times	0.70	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.90	%	9.21	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.98	%	4.68	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.85)	%	(17.58)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.64)	times	(16.08)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	98.92	%	99.96	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	1.08	%	0.04	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	78.02	%	52.75	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.27		$ 0.68	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.27		$ 0.68	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.27		$ 0.68	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 12.38		$ 12.56	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.36	times	0.80	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.49	times	14.92	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

April 30, 2003

Management Report

Total sales for the quarter increased to 7,533 million pesos, an increase on the first quarter of last year by 2.5%. At the same stores the quarterly sales decreased by 5.5%, this is due to the contraction in the consumption of our clients.

The quarter's gross margin was 20.9% with respect to the same quarter 2002, a total of 100 base points lower as a result of a greater commercial aggressiveness which offers discounts on competitive prices.

Our programs of savings and optimization of resources implemented during the 4th quarter of 2002, allowed us to achieve that the operating expenses of the first quarter of 2003 stayed practically constant, in spite of the new stores in operation of the different formats including those from our recent association. As a percentage of sales, a decrease is registered from 18.6% in the first quarter of 2002 to 18.3% in this quarter.

The operating income reached to 193 million pesos and it is lower by 20.7% comparing it to the same quarter of 2002. It is important to mention the improvement in this first quarter, comparing it with the operating income of the second, third and fourth quarters of 2002.

The decrease in the operating income caused that the operating flow for the first quarter reached 360 million pesos, 10.3% lower than that seen in the first quarter of 2002.

A higher level on our bank debt generated in the first quarter a CFC of 14 million of pesos is compared unfavorably to the profit of 32 million in the first quarter of 2002.

The net income for the quarter was 99 million pesos, a 45.2% decrease on that seen during the same period last year. The net margin was at 1.3%.

In the January to March period there were added 5 stores to the group's operations to reach a total of 479 units and 1,152,495 m2 of sales floor space. We opened 3 Super Precios, and 1 Office Depot in Mexico City and 1 PriceSmart in Querétato, Qro.

The total number of stores by format and sales space in the first quarter of 2003 is made up as follows:
102 Gigante stores (611,659 m2 of sales floor space), 56 Bodegas Gigante (212,981 m2 of sales floor space), 64 Super G units (135,636 m2 of sales floor space), 4 Gigante USA (12,179 m2 of sales floor space), 45 SuperPrecio (15,713 m2 of sales floor space), 83 Radio Shack stores (9,973 m2 of sales floor space), 79 Office Depot (138,654 m2 of sales floor space), 3 PriceSmart (15,700 m2 of sales floor space), 43 Toks cafeterias (9,480 seats).

Roberto Salvo Horvilleur
Chief Management Officer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Mexican pesos)

1. BASIS OF PRESENTATION

a) The consolidated financial statements include those of Gupo Gigante, S. A. de C.V. and its subsidiaries, whose shareholding percentage in their capital stock is shown below. The financial statements of Office Depot de México, S. A. de C. V. and PSMT de México, S.A. de C.V. are consolidated using the proportionate consolidation method, based on the Company's 50% ownership interest in such entities. Intercompany balances and transactions have been eliminated.

b) Translation of financial statements of foreign subsidiary - To consolidate the financial statements of foreign subsidiary that operates independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in cumulative translation effects of foreign entities within stockholders' equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the losses were generated for accumulated deficit and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiary included in the 2002 consolidated financial statements are restated in the constant currency of the country in which it operates and are translated into Mexican pesos using the exchange rate of the latest year presented.

2. SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the company are in conformity with MEX GAAP. The significant accounting policies of the Company are as follows:

a) Recognition of the effects of inflation - The Company restates its consolidated financial statements to Mexican pesos purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year have been restated to Mexican pesos of purchasing power of March 31, 2003 and, therefor, differ from those originally reported in the prior year.

b) Temporary investments - Temporary investments are stated at the lower of acquisition cost plus interest earned or market value.

c) Inventories and cost of sales - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

d) Property and equipment - Property and equipment are initially recorded at acquisition cost and restated using the National Consumer Price Index (NCPI). Depreciation is calculated using the straight-line method based on the

remaining useful lives of the related assets, as follows:

	Average Years
Buildings	50
Buildings on leased property	50
Store equipment	13
Furniture and equipment	10
Vehicles	8

e) Goodwill - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI and is amortized over 20 years.

f) Investment in shares - Investment in shares are valued at acquisition cost and restated using the NCPI.

g) Employee retirement obligations - Seniority premiums are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Severance is charged to results when the liability is determined to be payable.

h) Income tax, tax on assets and employee statutory profit-sharing - Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are not probable of being realized. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented on the balance sheet with deferred ISR.

i) Foreign currency balances and transactions - Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of income.

j) Insufficiency in restated stockholders' equity - Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which resulted from restating certain nonmonetary assets below inflation utilizing appraisal values.

k) Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying NCPI factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

l) Earnings per share - Basic earnings per ordinary share is calculated by dividing net income of majority stockholders' by the weighted average number of ordinary shares outstanding during the year.

m) Investment in shares - At March 31, 2002 represents the Company's investment in 15,000 Series A preferred, convertible and redeemable shares of PriceSmart, Inc (PriceSmart). The preferred shares can be converted to common shares.

n) Income taxes, tax on assets and employee statutory profit-sharing - In accordance with Mexican tax law, the Company is subject to income tax consolidated (ISR) and tax on assets consolidated (IMPAC), which takes into consideration the taxable and deductible effects of inflation.

The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005. The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

IMPAC is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S.A. de C.V.incurs consolidated ISR and IMPAC with its subsidiaries in the proportion in which it owns the voting stock of its subsidiaries at the balance sheet date. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which Grupo Gigante, S.A. de C.V. owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of ISR and IMPAC of both Grupo Gigante, S.A. de C.V. and its subsidiaries are made as if Grupo Gigante, S. A. de C. V. did not file a consolidated tax return.
The effective ISR rates for the first quarter ended March 31, 2003 was 40%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 GIGANTE, S.A. DE C.V.	AUTOSERVICIO	2,162,534,916	99.99	2,169,301	4,810,131
2 SERVICIOS GIGANTE, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	2,004,999	99.98	20,050	(32,674)
3 CONTROTIENDAS, S.A. DE C.V.	INMOBILIARIA	76,076,141	99.99	76,077	2,821,960
4 CAFETERIAS TOKS, S.A. DE C.V.	RESTAURANTES	59,922,983	99.99	60,704	387,537
5 BODEGA GIGANTE, S.A. DE C.V.	INMOBILIARIA	1,363,644,000	99.99	550,085	554,459
6 GIGANTE FLEMING, S.A. DE C.V.	INMOBILIARIA	413,787	99.99	79,933	187,683
7 OFFICE DEPOT, S.A. DE C.V.	ARTICULOS DE OFICINA	456,502	50.00	277,516	738,941
8 SERVICIOS TOKS, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	793
9 GIGANTE HOLDING INTERNATIONAL	AUTOSERVICIO	38,856,000	99.99	379,987	236,297
10 CONTROLADORA DEL NORTE, S.A DE C.V.	INMOBILIARIA	47,306,275	99.99	313,908	449,135
11 TIENDAS SUPER PRECIO, S.A DE C.V.	AUTOSERVICIO	10,744,999	99.98	107,449	74,367
12 PAGOS EN LINEA, S.A. DE C.V.	PRESTACION DE SERVICIOS ADMINISTRATIVOS	4,999	99.98	50	(1,305)
13 COMPAÑIA IMPORTADORA GIGANTE, S.A DE C.V.	COMPRAVENTA, IMPORTACION Y EXPORTACION	4,999	99.98	50	13
14 RADIO SHACK DE MEXICO, S.A DE C.V.	ELECTRONICOS	1,336,252	51.00	66,597	44,183
15 CONTROLADORA DE FRANQUICIAS	USO DE MARCAS	49,999	99.99	50	8,483
16 PSMT MEXICO, S.A. DE C.V.	AUTOSERVICIO	408,788	50.00	204,394	182,937
17 PROCESADORA GIGANTE, S.A DE C.V.	EMPACADORA	130,000	99.98	1,300	862
18 COMBUSTIBLES GIGANTE, S.A. DE C.V.	VENTA DE GASOLINA, COMBUSTIBLES Y LUBRI	5,000	99.98	50	(46)
19 SERVICIOS GASTRONOMICOS GIGANTE S.A.DE C.V.	SERVICIOS PROFESIONALES GASTRONOMICOS	5,000	99.98	50	301
TOTAL INVESTMENT IN SUBSIDIARIES				**4,307,601**	**10,464,057**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**158,406**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
TOTAL					10,622,463

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	3,444,230	455,392	2,988,838	4,999,084	1,625,363	6,362,559
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	87,443	49,495	37,948	119,363	98,614	58,697
OFFICE EQUIPMENT	283,520	139,817	143,703	257,933	195,222	206,414
COMPUTER EQUIPMENT	709,694	340,577	369,117	323,087	168,257	523,947
OTHER	2,358,377	1,380,590	977,787	2,287,113	1,200,173	2,064,727
DEPRECIABLES TOTAL	**6,883,264**	**2,365,871**	**4,517,393**	**7,986,580**	**3,287,629**	**9,216,344**
NOT DEPRECIATION ASSETS						
GROUNDS	877,352	0	877,352	3,761,903	0	4,639,255
CONSTRUCTIONS IN PROCESS	82,808	0	82,808	53,969	0	136,777
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**960,160**	**0**	**960,160**	**3,815,872**	**0**	**4,776,032**
TOTAL	**7,843,424**	**2,365,871**	**5,477,553**	**11,802,452**	**3,287,629**	**13,992,376**

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	28/09/2005	7.33	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	01/04/2003	10.00	12,500	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	07/04/2003	11.00	110,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/04/2003	11.25	590,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INVERLAT	14/04/2003	11.50	99,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	14/04/2003	10.95	100,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	14/04/2003	10.95	108,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	14/04/2003	11.60	600,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	21/04/2003	11.20	140,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE	21/04/2003	10.90	200,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	28/04/2003	11.40	390,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	02/05/2003	10.55	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER SERFIN	19/05/2003	10.20	45,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			2,409,500	500,000	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES																
AUTOSERVICIO			3,050,943	0	0	0	0	0	0	0	268,640	0	0	0	0	0
PAPELERIA			224,242	0	0	0	0	0	0	0	71,552	0	0	0	0	0
RESTAURANTE			15,663	0	0	0	0	0	0	0	0	0	0	0	0	0
ELECTRONICOS			39,424	0	0	0	0	0	0	0	102,367	0	0	0	0	0
TOTAL SUPPLIERS			3,330,272	0	0	0	0	0	0	0	442,559	0	0	0	0	0
VARIOS			856,232	89,189	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			856,232	89,189	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			6,596,004	589,189	0	0	0	0	0	0	442,559	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	272	2,816	0	0	2,816
TOTAL	**272**	**2,816**			**2,816**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	43,062	470,775	0	0	470,775
INVESTMENTS	0	0	0	0	0
OTHER	3,398	36,963	0	0	36,963
TOTAL	**46,460**	**507,738**			**507,738**
NET BALANCE	**(46,188)**	**(504,922)**			**(504,922)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**162**	**1,737**	0	0	**1,737**
LIABILITIES POSITION	**41,130**	**442,559**			**442,559**
SHORT TERM LIABILITIES POSITION	41,130	442,559	0	0	442,559
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(40,968)**	**(440,822)**			**(440,822)**

NOTES

EL TIPO DE CAMBIO UTILIZADO AL 31 DE MARZO DE 2002 ES DE $10.7560 PARA ACTIVOS
Y $10.7600 PARA PASIVOS

THE EXCHANGE RATE AS OF MARCH 31, 2002 WAS $10.7560 PESOS PER US DOLLAR FOR ASSETS,
AND $10.7600 PESOS PER US DOLLAR FOR LIABILITIES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,771,362	(11,364,567)	(7,593,205)	0.00	30,373
FEBRUARY	3,554,554	(10,235,348)	(6,680,794)	0.00	18,038
MARCH	3,501,025	(10,457,906)	(6,956,881)	0.01	43,828
ACTUALIZATION:	0	0	0	0.00	390
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**92,629**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA / NON APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
GIGANTE	AUTOSERVICIO /SELF SERVICE	611,659	100
BODEGA GIGANTE	AUTOSERVICIO /SELF SERVICE	212,981	100
SUPER G	AUTOSERVICIO /SELF SERVICE	135,636	100
RADIO SHACK	ELECTRONICOS /ELECTRONICS	9,973	100
OFFICE DEPOT	ARTICULOS DE OFICINA/DESK SUPPLIES	138,654	100
CAFETERIAS TOKS	RESTAURANTES /RESTAURANTS	9,518	100
GIGANTE HOLDING	AUTOSERVICIO /SELF SERVICE	12,179	100
TIENDAS SUPER PRECIO	AUTOSERVICIO /SELF SERVICE	15,713	100
PSMT MEXICO	AUTOSERVICIO /SELF SERVICE	15,700	100

NOTES

LA CAPACIDAD INSTALADA SE REPORTA EN M2, EXCEPTO EN CAFETERIAS TOKS QUE ESTA PRESENTADA EN NUMERO DE ASIENTOS.

INSTALLED CAPACITY IS REGISTERED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS, WHICH IS REGISTERED BY SEAT NUMBER.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA AL GRUPO /					

NON APPLICABLE TO THE GROUP

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **1** YEAR: **2003**

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO /SELF SERVICE				6,999,002			
TOTAL				6,999,002			

SELF SERVICE

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
AUTOSERVICIO (1) / SELF SERVICE (1)				158,489			
AUTOSERVICIO (2) / SELF SERVICE (2)				348,993			
EQUIPO OFNA (3) / OFFICE EQUIPMENT (3)				26,907			
TOTAL				534,389			

NOTES

(1) CORRESPONDEN A 14,735 MILES DE DOLARES A $10.7560 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS DE LOS ANGELES CAL.

(2) CORRESPONDEN A 32,446 MILES DE DOLARES A $10.7560 PESOS POR DOLAR CORRESPONDIENTES A EXPORTACIONES

(3) CORRESPONDEN A 2,502 MILES DE DOLARES $10.7560 PESOS POR DOLAR CORRESPONDIENTES A LAS TIENDAS UBICADAS EN CENTRO AMERICA

(1) IT REFERS TO US$14,735, AT AN EXCHANGE RATE OF $10.7560 PESOS PER DOLLAR, CORRESPONDING TO STORES LOCATED IN LOS ANGELES, CA.

(2) IT REFERS TO US$32,446, AT AN EXCHANGE RATE OF $10.7560 PESOS PER DOLLAR, CORRESPONDING TO EXPORTS.

(3) IT REFERS TO US$2,502, AT AN EXCHANGE RATE OF $10.7560 PESOS PER DOLLAR, CORRESPONDING TO STORES LOCATED IN CENTRAL AMERICA.

STOCK EXCHANGE CO GIGANTE

GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 2,293,122

Number of shares Outstanding at the Date of the NFEA: (Units) — 977,447,505

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 — 2,293,122

Number of shares Outstanding at the Date of the NFEA: (Units) — 977,447,505

STOCK EXCHANGE CO **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

STOCK EXCHANGE CO GIGANTE

RAZON SOCIAL: **GRUPO GIGANTE, S.A. DE C.V.**

QUARTER: 1 YEAR: 2003

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 243,912

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 977,447,505

☐ ARE FIGURES FISCALLY AUDITED?

☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2003 — 243,912

Number of shares Outstanding at the Date of the NFEAR (Units) — 977,447,505

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE**
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
UNICA		0	176,734,102	800,713,403		977,447,505	18,922	85,729
TOTAL			**176,734,102**	**800,713,403**	**0**	**977,447,505**	**18,922**	**85,729**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
977,447,505
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
UNICA	8,641,967	10.89000	4.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GIGANTE** QUARTER: **1** YEAR: **2003**
GRUPO GIGANTE, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **31** OF **MARCH** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. FEDERICO CORONADO BROSIG
DIRECTOR CORPORATIVO DE ADMINISTRACION Y FINANZAS

C.P. RAUL A. LEON GOMEZ
DIRECTOR O DE ADMINISTRACION

MEXICO, D.F., AT MAY 6 OF 2003

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/06/2003 10:09

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO GIGANTE, S.A. DE C.V.
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8000
FAX:	5269-8308
E-MAIL:	finanzas@gigante.com.mx
INTERNET ADDRESS:	grupogigante.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GG1880610918
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	SERGIO VALDEZ ARRIAGA
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8369
FAX:	5269-8308
E-MAIL:	svaldez@gigante.com.mx

INFORMATION ABOUT THE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN OF THE BOARD
NAME:	DON ANGEL LOSADA GOMEZ
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8211
FAX:	5269-8308
E-MAIL:	alosada1@gigante.com.mx

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	ROBERTO SALVO HORVILLEUR
ADDRESS:	AV. EJERCITO NACIONAL 769-A
COLONY:	NUEVA GRANADA
ZIP CODE:	11520
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5269-8222
FAX:	5269-8308
E-MAIL:	rsalvo@gigante.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/06/2003 10:09

TITLE MSE: CHIEF FINANCIAL OFFICER
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: FEDERICO CORONADO BROSIG
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8187
FAX: 5269-8308
E-MAIL: fcoronad@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
E-MAIL: fsalmero@gigante.com.mx

TITLE MSE: SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE: DIRECTOR OF STOCK EXCHANGE INFORMATION
NAME: IRMA ORNELAS VALLE
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO, FEDERAL DISTRICT
TELEPHONE: 5269-8490
FAX: 5269-8168
E-MAIL: iornelas@gigante.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE: LEGAL DIRECTOR
NAME: FRANCISCO PEREZ LOBATO
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8395
FAX: 5269-8308
E-MAIL: fperez@gigante.com.mx

TITLE MSE: SECRETARY OF THE BOARD OF DIRECTORS
TITLE: SECRETARY OF THE BOARD OF DIRECTORS
NAME: JAVIER MARTINEZ DEL CAMPO
ADDRESS: BOSQUE DE ALISOS 47-A, DESPACHO 101
COLONY: BOSQUES DE LAS LOMAS
ZIP CODE: 55120
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5259-5353
FAX: 5259-5259
E-MAIL: jmdc@domc.com.mx

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: GIGANTE Date: 05/06/2003 10:09

TITLE MSE: PRO-SECRETARY OF THE BOARD OF DIRECTORS
TITLE: SECRETARY OF THE BOARD OF DIRECTORS
NAME: SERGIO MONTERO QUEREJETA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8470
FAX: 5269-8132
E-MAIL: smontero@domc.com.mx

TITLE MSE: PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE: DIRECTOR OF STOCKHOLDER RELATIONS
NAME: MANUEL CULLEN PLIEGO
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8075
FAX: 5269-8308
E-MAIL: macullen@gigante.com.mx

TITLE MSE: ACREDITED PARTY RESPONSIBLE FOR INFORMATION THROUGH EMISNET*
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
E-MAIL: fsalmero@gigante.com.mx

TITLE MSE: ACREDITED PARTY RESPONSIBLE FOR RELEVANT EVENTS THROUGH EMISNET*
TITLE: ASSISTANT DIRECTOR OF CORPORATE FINANCE
NAME: JOSE FERNANDO SALMERON MOCTEZUMA
ADDRESS: AV. EJERCITO NACIONAL 769-A
COLONY: NUEVA GRANADA
ZIP CODE: 11520
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5269-8369
FAX: 5269-8308
EMAIL: fsalmero@gigante.com.mx

---

*Electronic Communication System Established by the Mexican Stock Exchange

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

RELEVANT EVENTS OF GRUPO GIGANTE, S.A. DE C.V.

(3)

Date of Receipt by BMV: April 3, 2003 9:217 AM

Prefix: EVENTORE

Ticker Symbol: GIGANTE

Date: April 3, 2003

Corporate Name: GRUPO GIGANTE, S.A. DE C.V.

Place: MEXICO CITY

Subject: RESOLUTION OF CONTROVERSY GIGANTE BLANCO

Relevant Events: In regards to the controversy between Gigante and the previous shareholders of Tiendas Blanco ("Blanco"), emerging from the last refusal to receive the balance of the deposit carried out to guarantee the payment of the hidden liabilities of its businesses, we are fully aware of the following: 1. In 1998, Gigante initiated trial proceedings to request to terminate its obligations derived from said deposit, showing the balance of the same, in accordance with what was agreed upon in the corresponding agreements. 2. Since Blanco did not agree with the balance of the deposit, it counter demanded the payment of higher amounts. 3. In July 2000, the First Instance Court ruled in favor of Gigante, affirming that Gigante did comply with its obligation of payment of the balance of the deposit. 4. In May 2002, the Second Instance Court pronounced a second sentence, declaring Blanco only partially responsible, and sentencing Gigante to pay an amount, that in no respect whatsoever would affect the solvency or the financial stability of Gigante. 5. Both parties did not agree with this last resolution and respectively initiated Amparo Procedures ("*Juicio de Amparo*"), the same Federal Justice, ruled in favor of Gigante, granting it the requested Amparo. 6. Notwithstanding the above, there is still a possibility that the parties will attempt to initiate new legal actions.

Foreign Market:



GRUPO
GIGANTE

April 30, 2003

1Q03 Results Report

Total sales for the quarter increased to 7,533 million pesos, an increase on the first quarter of last year by 2.5%. At the same stores the quarterly sales decreased by 5.5%, this is due to the contraction in the consumption of our clients.

The quarter's gross margin was 20.9% with respect to the same quarter 2002, a total of 100 base points lower as a result of a greater commercial aggressiveness which offers discounts on competitive prices.

Our programs of savings and optimization of resources implemented during the 4th quarter of 2002, allowed us to achieve that the operating expenses of the first quarter of 2003 stayed practically constant, in spite of the new stores in operation of the different formats including those from our recent association. As a percentage of sales, a decrease is registered from 18.6% in the first quarter of 2002 to 18.3% in this quarter.

The operating income reached to 193 million pesos and it is lower by 20.7% comparing it to the same quarter of 2002. It is important to mention the improvement in this first quarter, comparing it with the operating income of the second, third and fourth quarters of 2002.

The decrease in the operating income caused that the operating flow for the first quarter reached 360 million pesos, 10.3% lower than that seen in the first quarter of 2002.

A higher level on our bank debt generated in the first quarter a CFC of 14 million of pesos is compared unfavorably to the profit of 32 million in the first quarter of 2002.

The net income for the quarter was 99 million pesos, a 45.2% decrease on that seen during the same period last year. The net margin was at 1.3%.

In the January to March period there were added 5 stores to the group's operations to reach a total of 479 units and 1,152,495 m2 of sales floor space. We opened 3 Super Precios, and 1 Office Depot in Mexico City and 1 PriceSmart in Querétato, Qro.


GRUPO
GIGANTE

The total number of stores by format and sales space in the first quarter of 2003 is made up as follows:
102 Gigante stores (611,659 m^2 of sales floor space), 56 Bodegas Gigante (212,981 m^2 of sales floor space), 64 Super G units (135,636 m2 of sales floor space), 4 Gigante USA (12,179 m^2 of sales floor space), 45 SuperPrecio (15,713 m^2 of sales floor space), 83 Radio Shack stores (9,973 m^2 of sales floor space), 79 Office Depot (138,654 m^2 of sales floor space), 3 PriceSmart (15,700 m^2 of sales floor space), 43 Toks cafeterias (9,480 seats).

Contacts:

Grupo Gigante

Manuel Cullen
Relaciones con Inversionistas
Tel. 52.5269.8075
macullen@gigante.com.mx

IR Communications:

Ernestina Nevárez S.
Tel: (52) 56 44 12 47
enevarez@irandpr.com


GRUPO
GIGANTE

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousands of Mexican pesos of purchasing power of March 2002

QUARTERLY RESULTS	**Jan-March 03**	**Jan-March 02**	**CHANGE %**
NET SALES	7,533,391	7,351,991	2.5%
GROSS PROFIT	1,574,051	1,613,161	-2.4%
OPERATING INCOME	192,665	243,009	-20.7%
EBITDA	360,125	401,264	-10.3%
COMPREHENSIVE COST OF FINANCING	13,907	(32,051)	-143.4%
INCOME TAX PROVISION	66,592	79,391	-16.1%
NET INCOME	99,274	181,163	-45.2%
FINANCIAL POSITION	2,003	2,002	CHANGE %
TOTAL ASSETS	21,028,709	20,366,692	3.3%
CURRENT ASSETS	6,337,903	5,654,365	12.1%
CASH & CASH EQUIVALENTS	420,470	600,962	-30.0%
INVENTORIES	4,099,853	3,933,514	4.2%
OTHERS	1,817,580	1,119,889	62.3%
NON CURRENT ASSETS	14,690,806	14,712,327	-0.1%
TOTAL LIABILITIES	8,886,815	8,043,254	10.5%
CURRENT LIABILITIES	7,125,404	6,309,170	12.9%
TRADE ACCOUNTS PAYABLE	3,772,831	3,667,836	2.9%
BANK LOANS	2,409,500	1,333,176	80.7%
OTHER LIABILITIES	943,073	1,308,158	-27.9%
LONG TERM LIABILITES	589,189	549,615	7.2%
BANK LOANS	500,000	528,200	-5.3%
OTHER LIABILITIES	89,189	21,415	
DEFERRED LIABILITIES	1,172,222	1,184,469	-1.0%
SHAREHOLDERS' EQUITY	12,141,894	12,323,438	-1.5%
FINANCIAL RATIOS			
INVENTORY DAYS	62	65	
ACCOUNTS PAYABLE DAYS	57	61	
NET INCOME PER SHARE * (PESOS)	0	0	
EBITDA PER SHARE * (PESOS)	0	0	
GROSS MARGIN	0	0	
OPERATING MARGIN	0	0	
NET MARGIN	0	0	
INTEREST BEARING LIABILITIES TO STOC	0	0	
TOTAL LIABILITIES TO STOCKHOLDERS' E	1	1	
*SHARES OUTSTANDING	977,447,505	977,768,148	

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES

Thousand of Mexican pesos of purchasing power of March, 2003

QUARTERLY RESULTS	Enero- Mzo 0	nero-Mzo 02	CHANGE %
NET SALES	7,533,391	7,351,991	2.5%
GROSS PROFIT	1,574,051	1,613,161	-2.4%
OPERATING INCOME	192,665	243,009	-20.7%
EBITDA	360,125	401,264	-10.3%
COMPREHENSIVE COST OF FINANCING	13,907	-32,051	-143.4%
INCOME TAX PROVISION	66,592	79,391	-16.1%
NET INCOME	99,274	181,163	-45.2%

FINANCIAL POSITION	2003	2002	CHANGE %
TOTAL ASSETS	21,028,709	20,366,692	3.3%
CURRENT ASSETS	6,337,903	5,654,365	12.1%
CASH & CASH EQUIVALENTS	420,470	600,962	-30.0%
INVENTORIES	4,099,853	3,933,514	4.2%
OTHERS	1,817,580	1,119,889	62.3%
NON CURRENT ASSETS	14,690,806	14,712,327	-0.1%
TOTAL LIABILITIES	8,886,815	8,043,254	10.5%
CURRENT LIABILITIES	7,125,404	6,309,170	12.9%
TRADE ACCOUNTS PAYABLE	3,772,831	3,667,836	2.9%
BANK LOANS	2,409,500	1,333,176	80.7%
OTHER LIABILITIES	943,073	1,308,158	-27.9%
LONG TERM LIABILITES	589,189	549,615	7.2%
BANK LOANS	500,000	528,200	-5.3%
OTHER LIABILITIES	89,189	21,415	
DEFERRED LIABILITIES	1,172,222	1,184,469	-1.0%
SHAREHOLDERS' EQUITY	12,141,894	12,323,438	-1.5%

FINANCIAL RATIOS		
INVENTORY DAYS	61.9	65.3
ACCOUNTS PAYABLE DAYS	57.0	60.9
NET INCOME PER SHARE * (PESOS)	0.10	0.19
EBITDA PER SHARE * (PESOS)	0.37	0.41
GROSS MARGIN	20.9%	21.9%
OPERATING MARGIN	2.6%	3.3%
NET MARGIN	1.3%	2.5%
INTEREST BEARING LIABILITIES TO STOCKHOLDER	24.0%	15.1%
TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	73.2%	65.3%
*SHARES OUTSTANDING	977,447,505	977,768,148